Exhibit 2.01
Targa Resources Corp.
Resource Extraction Payment Report

Segment	Project/Subnational Political Jurisdiction	Resource/Extraction Method	Governmental Recipient/Country	Payment Type	Total Payment Amount (in USD)	Fiscal Year
(1)	(1)	Natural gas / Well	Internal Revenue Service/ United States	Federal Income Tax	$6,899,137	2025

(1)	The United States Federal Government levies income taxes at the Targa Resources Corp. level rather than on a per project basis.